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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


                  On February 22, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the following press release:

                                                           FOR IMMEDIATE RELEASE


      MONSANTO AND PHARMACIA & UPJOHN TO HOLD SPECIAL SHAREHOLDER MEETINGS
                           TO VOTE ON PROPOSED MERGER

ST. LOUIS AND PEAPACK, NJ (FEBRUARY 22, 2000) -- Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) today announced that each will hold a special meeting of shareholders on March 23, 2000 to consider and vote upon the proposed merger of equals.

         Monsanto shareholders will meet at The North Shore Center for the Performing Arts in Skokie, Illinois, and Pharmacia & Upjohn shareholders will meet at The Playhouse Theatre in Wilmington, Delaware.

         Shareholders of record on February 17, 2000 are entitled to notice of, and to vote at, the respective special meetings. Both companies plan to begin mailing definitive proxy materials to shareholders today.

         Further to the proposed merger, the two companies announced that the waiting period established under U.S. antitrust legislation, known as the Hart-Scott-Rodino Act, expired on February 18, 2000. The companies have also submitted an application for antitrust clearance of the merger in the European Union.

         "We are making good progress towards the successful completion of the merger and are pleased with the growing understanding of our vision for Pharmacia Corporation," said Fred Hassan, Chief Executive Officer of Pharmacia & Upjohn and CEO-designate of Pharmacia Corporation. "We continue to obtain the required legal and regulatory clearances and look forward to receiving formal shareholder approval of the merger next month."
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         Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a first-tier competitor in the global pharmaceutical industry on December 19, 1999. The new company - Pharmacia Corporation - will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses. The merger is expected to close in the first half of 2000.

         Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC"s Website, www.sec.gov.

In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.

PHARMACIA & UPJOHN MEDIA CONTACT:           MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770               Scarlett Lee Foster (314) 694-2883

PHARMACIA & UPJOHN ANALYST CONTACT:         MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853                 Nick Filippello (314) 694-8148

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